

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2022

John Fowle
Chief Financial Officer
Akerna Corp.
1550 Larimer Street #246
Denver, Colorado 80202

> **Re: Akerna Corp.**
> **Registration Statement on Form S-3**
> **Filed January 11, 2022**
> **File No. 333-262095**

Dear Mr. Fowle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason K. Brenkert, Esq.